[redacted]

cM

SE 14045621 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kessler + Company Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 17th Street, Suite 110
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maxine Johnson — 303-295-7878
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 3600	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
RECEIVED
FEB 27 2014
Wash. D.C.
191

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, Robert Kessler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kessler & Company Investments, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN HASCHENBURGER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 19954014650
MY COMMISSION EXPIRES JULY 16, 2016

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (filed separately)
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Kessler & Company Investments, Inc.

(SEC I.D. No. 8-38572)

Statement of Financial Condition
as of December 31, 2013,
Independent Auditors' Report, and
Supplemental Report on Internal Control

Kessler & Company Investments, Inc.

(SEC I.D. No. 8-38572)

Statement of Financial Condition
as of December 31, 2013,
Independent Auditors' Report, and
Supplemental Report on Internal Control

File pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
and Regulation 1.10(g) under the Commodity Exchange Act
as a **PUBLIC** Document.

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

February 25, 2014

Kessler & Company Investments, Inc.
1200 17th Street, Suite 110
Denver, CO 80202

We have been engaged to perform an audit of the financial statements of Kessler & Company Investments, Inc. (the "Company") for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America.

We have the responsibility to comply with the securities laws and regulations administered by the Securities and Exchange Commission ("SEC") regarding auditor independence. To demonstrate compliance with those requirements, we will communicate, in writing, with you at least annually all relationships between Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates (collectively, the "Deloitte Entities") and the Company, or persons in financial reporting oversight roles (as defined in SEC Rule 2-01 of Regulation S-X) at the Company, that, as of the date of this letter, may reasonably be thought to bear on our independence.

We are not aware of any relationships between the Deloitte Entities and the Company, or persons in financial reporting oversight roles at the Company, that under the securities laws and regulations administered by the SEC may reasonably be thought to bear on our independence.

We hereby affirm that as of February 25, 2014, we are independent accountants with respect to the Company, within the meaning of the securities laws and regulations administered by the SEC.

This report is intended solely for the information and use of management and others within the Company and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

038572 FINRA DEC
KESSLER & COMPANY INVESTMENTS INC 17*17
1200 17TH ST STE 110
DENVER CO 80202-5826

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
KAREN HASCHENBURGER 303-295-7878

2. A. General Assessment (item 2e from page 2) $ 8423

B. Less payment made with SIPC-6 filed (**exclude interest**) (5132)
1-17-14 & 7-22-13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3291

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 3291

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3291

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kessler & Company Investments Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 3rd day of FEBRUARY, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,489,004
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	119,720
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	119,720
2d. SIPC Net Operating Revenues	$ 3,369,284
2e. General Assessment @ .0025	$ 8423

(to page 1, line 2.A.)

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Kessler & Company Investments, Inc.:

We have audited the accompanying statement of financial condition of Kessler & Company Investments, Inc. (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kessler & Company Investments, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2014

KESSLER & COMPANY INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

	2013
ASSETS	
CASH AND CASH EQUIVALENTS	$ 630,829
DEPOSIT WITH CLEARING ORGANIZATION	100,000
RECEIVABLE FROM CLEARING BROKER	157,430
PREPAID EXPENSES AND OTHER ASSETS	14,901
DUE FROM AFFILIATES	2,400,419
PROPERTY AND EQUIPMENT — Net of accumulated depreciation of $103,865.	-
TOTAL	$3,303,579
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 66,113
Due to affiliates	126,180
Total liabilities	192,293
COMMITMENTS AND CONTINGENCIES (Note 4)	
SHAREHOLDER'S EQUITY:	
Common stock, $0.01 par value — authorized, 100,000 shares; issued and outstanding	1,000
Additional paid-in capital	357,757
Retained earnings	2,752,529
Total shareholder's equity	3,111,286
TOTAL	$3,303,579

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Kessler & Company Investments, Inc. (the "Company") a Colorado corporation, is a wholly owned subsidiary of The Kessler Companies, Inc. (the "Parent Company"). The Company was incorporated on July 22, 1986, as a broker-dealer of securities. The Company is registered under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is a registered commodities introducing broker.

The primary business purpose of the Company is to introduce customers to various clearing broker-dealers ("Clearing Brokers") on a fully disclosed basis, in order to assist the customers in making investments in U.S. government treasury securities, options, futures and other high-quality sovereign debt securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — The Company considers all highly liquid instruments with maturities of three months or less at time of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates market.

Property and Equipment — Property and equipment are recorded at cost, and depreciation expense is provided over the assets' estimated useful lives on the straight-line method. The major classes of property and equipment as of December 31, 2013 is summarized as follows:

Furniture and fixtures	$ 39,249
Computer hardware	1,473
Computer software	63,143
Total property and equipment	103,865
Accumulated depreciation	(103,865)
Property and equipment — net	$ -

Income Taxes — The Company, with the consent of its ultimate shareholder, has elected to be an "S" corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the ultimate shareholder of an "S" corporation is taxed individually on the Company's taxable income. Therefore, no liability for federal or state income taxes has been recognized in this financial statement.

Use of Estimates — The preparation of this financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company has advanced funds to an affiliated entity related to the Company through common ownership and to its parent company. These advances are unsecured, do not bear interest, have no scheduled due dates and are recorded as due from affiliates in the accompanying statements of financial condition. The balance due from the affiliated entity, which operates as an investment advisor, and the parent company at December 31, 2013 are $2,377,461 and $22,958.

The amount due from the investment advisor affiliate is due from Kessler Investment Advisors, Inc. (KIA), an affiliated entity through common ownership. The Parent Company, together with its shareholder and KIA, have agreed to not cause the Company to demand payment of the amounts due from KIA until such time as KIA has the financial capacity to do so. The Parent Company and its shareholder have also committed future support of KIA's operations until it generates sufficient revenues to eliminate its financial dependency.

The Company leases office equipment from a related entity on a month-to-month basis. The balance due to the affiliate at December 31, 2013 is $126,180.

The Company leases its office space from a related entity under leases with annual renewals.

4. COMMITMENTS AND CONTINGENCIES

The Company utilizes unaffiliated brokerage firms to provide securities clearing services. As part of these arrangements, the Company acts as an introducing broker and the unaffiliated brokerage firms act as Clearing Brokers. The clearing agreements require the Company to maintain minimum levels of net capital as required by the Securities and Exchange Commission (SEC). As a result of the securities clearing services, the Company has receivables from its Clearing Brokers. Generally, the receivables are collected upon settlement of the related securities transactions, which is usually three days subsequent to the securities transaction trade date.

Pursuant to its agreements with its Clearing Brokers, the Company is liable for amounts uncollected from customers introduced by the Company. The Company mitigates its exposure by dealing with introduced customers that are generally institutions, trusts and high net worth individuals.

5. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the Commodity Futures Trading Commission's (CFTC) minimum financial requirements (Regulation 1.17). At December 31, 2013, the Company had net capital of $695,866, of which was $650,866 in excess of its required net capital of $45,000. The Company's net capital ratio was 0.28 to 1.

6. EMPLOYEE BENEFIT PLANS

Defined Contribution Plan — The Company has a defined contribution money purchase plan covering all eligible employees. Annual required contributions by the Company to the plan are 5.7% of eligible compensation, as defined by the plan, not to exceed the maximum amount allowable under the applicable provisions of the Internal Revenue Code.

Simplified Employee Contribution Plan — The Company sponsors a simplified employee contribution plan covering all eligible employees. Under the terms of the plan an eligible employee may set aside amounts from his or her pay, as retirement savings contributions, up to the maximum amounts allowable under the applicable provisions of the Internal Revenue Code. Company contributions to the plan are discretionary.

7. CREDIT RISK

As a securities broker and dealer, the Company is engaged in various securities and brokerage activities servicing a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of customers. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations and/or impair the value of the collateral.

8. SUBSEQUENT EVENTS

The Company has evaluated whether any events or transactions occurred subsequent to December 31, 2013, through February 25, 2014, the date the accompanying statement of financial condition was available to be issued, and determined that there were no events or transactions that would require recognition or disclosure in the Company's statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

February 25, 2014

Kessler & Company Investments, Inc.
1200 Seventeenth Street, Suite 110
Denver, CO 80202

In planning and performing our audit of the statement of financial condition of Kessler & Company Investments, Inc. (the "Company") as of December 31, 2013 (on which we issued our report dated February 25, 2014, and such report expressed an unmodified opinion on such financial statement), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., the CFTC, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu Limited